The merger described in this press release involves securities of a foreign company. This merger is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the merger agreement, such as in open market or privately negotiated purchases.

January 30, 2013
To whom it may concern
Company Name	:	Japan Securities Finance Co., Ltd.
Name of Representative	:	Eizo Kobayashi, President
(Stock Code: 8511, 1st Section of the Tokyo Stock Exchange)
Contact	:	Kazuhiro Maeda, Executive Officer and General
Manager of General Affairs Department
(Tel: +81-3-3666-3184)

Company Name	:	Osaka Securities Finance Company, Ltd.
Name of Representative	:	Takao Hotta, President
(Stock Code: 8512, 1st Section of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Contact	:	Yasufumi Oda, Managing Director and General
Manager Planning Department

Notification with Respect to Signing of Merger Agreement between Japan Securities Finance Co., Ltd. and Osaka Securities Finance Company, Ltd.

Japan Securities Finance Co., Ltd. (President: Eizo Kobayashi; "JSF" hereinafter) and Osaka Securities Finance Company, Ltd. (President: Takao Hotta; "OSF" hereinafter) signed an agreement on October 15, 2012, and have continued to hold discussions on a potential business integration. We are pleased to announce that on this date the Boards of Directors of the two companies resolved to approve a merger to take effect on July 22, 2013, conditional upon the approvals of the General Meeting of Shareholders and the class meetings of OSF and approvals from the relevant regulatory agencies. The two companies signed the merger agreement today.

1.	Objective of merger

Tokyo Stock Exchange Group, Inc. and Osaka Securities Exchange Co., Ltd. merged on January 1, 2013 to form Japan Exchange Group, Inc. This corporate group consists of a company operating cash equity markets, a company operating derivatives markets, a self-regulatory organization and a clearing organization.

In response to this reorganization of the securities exchanges, JSF and OSF have promoted discussions regarding the integration of their businesses with the objectives of improving convenience for equity market participants and investors and enhancing the efficiency of equity market, since we publicly announced to do so on October 15, 2012. As a result of the discussions, JSF and OSF confirmed that significant synergies can be realized through the integration of systems and other aspects of their businesses, and reached an agreement to merge.

2.	Intent of merger

(1) Merger schedule

Signing of agreement to initiate the joint deliberation towards their business integration	October 15, 2012

Resolution by the Board of Directors of JSF and OSF approving the merger agreement	January 30, 2013

Signing of merger agreement	January 30, 2013

Notification of dates of record for Extraordinary General Meeting of Shareholders and class meetings to approve merger (OSF)	January 31, 2013 (scheduled)

Date of record for Extraordinary General Meeting of Shareholders and class meetings to approve merger (OSF)	February 14, 2013 (scheduled)

Extraordinary General Meeting of Shareholders and class meetings to approve merger (OSF)	Late March, 2013 (scheduled)

Scheduled date of merger (effective date)	July 22, 2013 (scheduled)

With respect to JSF, the merger will be executed pursuant to the short-form merger rules under Article 796(3) of the Companies Act and will not require the approval of a General Meeting of Shareholders.  OSF has scheduled an Extraordinary General Meeting of Shareholders, a class meeting for holders of common stock and a class meeting for holders of Class 1 preferred shares in late March 2013, during which it will seek the approval for the merger.

(2) Form of merger
The merger will be executed as an absorption-type merger, with JSF as the surviving company and OSF as the absorbed company. This merger is subject to a condition requiring that all Class 1 preferred shares issued by OSF be acquired ("Preferred Share Repurchase" hereinafter) and retired no later than the day immediately preceding the effective date.

(3) Merger ratio

Name of company	JSF (surviving company)	OSF (absorbed company)
Merger ratio	1	0.39

Note 1:
Exchange ratios
As a result of the merger, 0.39 shares of common stock of JSF will be allocated per share of common stock of OSF. The treasury stock held by OSF (including Class 1 preferred shares acquired in the Preferred Share Repurchase) is scheduled to be retired prior to the effective date of the merger, and no shares will be allocated against such treasury stock in the merger. The merger ratio is subject to change upon the mutual consent of JSF and OSF in the event of material changes in conditions and circumstances underlying the calculation of such merger ratio.

Note 2:
New shares of common stock to be issued by JSF as a result of the merger (tentative): 13,607,943 shares
JSF is to provide 650,000 shares of its treasury stock for delivering allocated shares in the merge.

Note 3:
The merger is scheduled to deliver common stock of JSF as consideration, and any shareholders owning fractional shares (shares less than the minimum trading unit of 100 shares) of JSF as a result of the merger will have the right to receive dividends on dates of record subsequent to the effective date of the merger according to the number of shares that they own, including factional shares. They will not, however, be able to sell such fractional shares on financial instruments exchange markets. Shareholders owning fractional shares of JSF may make use of the fractional share purchase program (program for the purchase by JSF at the request of shareholders of common stock of JSF less than 1 trading unit and unsellable on financial instruments exchange markets).

Note 4:
OSF plans to retire all treasury stock that it owns (including stock acquired in relation to the merger under stock repurchase requests from dissenting shareholders as defined in Article 785(1) of the Companies Act and Class 1 preferred shares to be repurchased by OSF from holders of Class 1 preferred shares under the Preferred Share Repurchase) at a base time immediately prior to the effective date of the merger, subject to a resolution of its Board of Directors to be convened no later than the day immediately prior to the effective date. The number of shares of common stock to be allocated in the merger may be adjusted for reasons including the retirement of OSF's treasury stock.

Note 5:
Current shareholders of OSF to be allocated fractions of less than one share of common stock of JSF as a result of the merger will be paid a cash amount equivalent to the fractional share as stipulated in Article 234 of the Companies Act.

(4) Treatment of stock warrants and bonds with subscription rights to shares under the merger

OSF has not issued stock warrants or bonds with subscription rights to shares.

3.	Basis for calculation of the merger ratio in the merger

(1) Basis for calculation

To ensure the fairness and reasonableness of the merger ratio in the merger, JSF and OSF separately retained third-party advisors independent of either company to calculate merger ratios. JSF retained Mizuho Securities Co., Ltd. ("Mizuho" hereinafter) and OSF retained Nomura Securities Co., Ltd. ("Nomura" hereinafter) as their third-party advisors.

JSF received a merger ratio calculation report from Mizuho prior to signing the merger agreement. Below is a summary of the findings contained in Mizuho’s report.

Mizuho evaluated the two companies' financial positions and market share prices of their common stock and then used market price analysis to calculate a merger ratio for the common stock of JSF and OSF because market share prices were available for both. It also used the dividend discount model ("DDM" hereinafter) which is widely used as a method for valuating financial companies, to reflect future business activities for both JSF and OSF. Below are the results according to each method. The merger ratio ranges presented below represent the number of common stocks of JSF to be allocated per common stock of OSF.

Methodology	Range of the merger ratio
Market price analysis	0.433 ～ 0.465
DDM	0.333 ～ 0.411

The base date of valuation for the market price analysis calculations was January 29, 2013, and prices used for the common stock of JSF on the 1st Section of the Tokyo Stock Exchange and the common stock of OSF on the 1st Section of the Osaka Securities Exchange were the closing prices on the base date, average closing prices for the one-week period preceding the base date, average closing prices for the one-month period preceding the base date, average closing prices for the three-month period preceding the base date and average closing prices for the six-month period preceding the base date.

In calculating the merger ratio, Mizuho made various assumptions, including that information provided by JSF and OSF and information publicly available was accurate and complete, and that there were no undisclosed facts which could materially impact calculations of the merger ratio. It did not perform an independent appraisal or assessment of the assets and liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of the two companies. Likewise, it assumed that the financial forecasts of JSF and OSF referred to in calculations were prepared and presented reasonably on the basis of the best forecasts and judgments available to the two companies. Mizuho did not perform independent assessments of the accuracy, reasonableness and feasibility of JSF and OSF’s respective forecasts.

OSF received a merger ratio calculation report from Nomura prior to signing the merger agreement. Below is a summary of the findings contained in Nomura’s report.

Nomura used market price analysis to calculate the merger ratio because market share prices were available for the common stock of both JSF and OSF. Nomura also used DDM* and contribution analysis** for its calculations.  Below are the results according to each method.  The merger ratio ranges presented below represent the number of common stock of JSF to be allocated per common stock of OSF.

* DDM: A methodology to analyze stock value by discounting shareholders’ expected profits to the present value by using capital costs of each company, to reflect future business activities in valuation.  The profits attributable to the shareholders are calculated by taking into account the amounts of internal reserves and others required for maintaining certain capital structure.

** Contribution analysis: A methodology to analyze a degree of contribution based on primal financial indicators of JSF and
OSF

Methodology	Range of the merger ratio
Market price analysis 1	0.431 ～ 0.458
Market price analysis 2	0.414 ～ 0.467
DDM	0.278 ～ 0.344
Contribution analysis	0.230 ～ 0.357

The base dates of valuation for the market price analysis were January 28, 2013 (“base date 1” hereinafter), and October 15, 2012, on which JSF and OSF published “Announcement concerning the initiation of joint deliberation towards Business Integration between JSF and OSF“ (“base date 2” hereinafter).  Prices used for the common stock of JSF on the 1st Section of the Tokyo Stock Exchange and the common stock of OSF on the 1st Section of the Osaka Securities Exchange were the closing prices on the base date 1, average closing prices for the one-week period preceding the base date 1, average closing prices for the one-month period preceding the base date 1, average closing prices for the three-month period preceding the base date 1, average closing prices for the six-month period preceding the base date 1, closing prices on the base date 2, average closing prices for the one-week period preceding the base date 2, average closing prices for the one-month period preceding the base date 2, average closing prices for the three-month period preceding the base date 2 and average closing prices for the six-month period preceding the base date 2.

In calculating the merger ratio, Nomura used information provided by JSF and OSF as well as information publicly available, assuming that such information and materials were accurate and complete, and did not perform independent assessments for accuracy and completeness. In addition, Nomura did not perform an independent appraisal or assessment of the assets and liabilities (including contingent liabilities) of JSF, OSF and their respective affiliate companies, and did not commission an appraisal or assessment by third-parties. Nomura assumed that the financial forecasts of JSF and OSF referred to in its calculations were prepared and presented reasonably on the basis of the best forecasts and judgments available to the management of the two companies.

JSF furnished the financial forecasts of both JSF and OSF to Mizuho and OSF furnished the financial forecasts of both JSF and OSF to Nomura. These forecasts provided the basis for the DDM analysis. The financial forecasts for JSF furnished to Mizuho and Nomura as the basis to be used in the DDM analysis represented a steady financial performance primarily because of increase in revenues from the margin loan business based on positive changes in the external business environment, and include years projecting significant increase in net income compared to the preceding year. The financial forecasts for OSF furnished to Mizuho and Nomura as the basis to be used in the DDM analysis include years projecting significant increase in net income compared to the preceding business year, primarily because of increase in revenue from the margin loan business based on positive changes in the external business environment and profits from government bond investments, as well as some years projecting significant decrease in net income because of disappearance of extraordinary profits.

(2) Calculation process

JSF and OSF engaged in detailed, painstaking negotiations and discussions regarding the merger ratio. JSF referred to the findings of Mizuho regarding the merger ratio, and OSF referred to the findings of Nomura regarding the merger ratio, comprehensively taking into account such factors as financial position, current status of assets, change in stock market prices for a certain period based on the potential changes of economic and financial environments, future business and performance forecasts of each company.  JSF and OSF reached an agreement on January 30, 2013 on the merger ratio noted in 2.(3) above of this document ("Merger ratio") as a reasonable merger ratio.

(3) Relationship with advisors

Mizuho, the third-party advisor retained by JSF, and Nomura, the third-party advisor retained by OSF, are each independent of both JSF and OSF, and do not constitute related parties of either JSF or OSF, nor do they have notable material interests in respect of the merger.

(4) Expectation of delisting and reasons for delisting

The common stock of OSF is expected to be delisted under the criteria for delisting of financial instruments exchanges as a result of the merger, on or around July 17, 2013. The common stock of JSF to be delivered as consideration to shareholders of OSF in the merger is listed on the 1st Section of the Tokyo Stock Exchange.

(5) Measures to ensure fairness

To ensure the fairness of the merger ratio in the merger, JSF and OSF each retained a third-party advisor independent of either company to calculate merger ratios.

JSF commissioned Mizuho as its third-party advisor and OSF commissioned Nomura as its third-party advisor. JSF and OSF held discussions on the basis of the merger ratios calculated by their respective advisors before reaching an agreement on the merger ratio for the merger noted in 2.(3) above. JSF and OSF have not acquired fairness opinions from the third-party advisors.

(6) Measures to avoid conflicts of interest

No specific measures have been taken because there will be no significant conflicts of interest between JSF and OSF in the merger.

4.	Profiles of merging companies

As of September 30, 2012
(Unit: 1 million yen unless specifically noted to the contrary)
		Surviving company	Absorbed company
(1)	Name	Japan Securities Finance Co., Ltd.	Osaka Securities Finance Company, Ltd.
(2)	Location of head office	2-10, 1-Chome, Nihonbashi-Kayabacho, Chuo-ku, Tokyo, Japan	4-6, 2-Chome, Kitahama, Chuo-ku, Osaka, Japan
(3)	Title and name of representative	Eizo Kobayashi, President	Takao Hotta, President
(4)	Description of business	Securities Finance Business	Securities Finance Business
(5)	Paid-in capital	10,000 million yen	5,000 million yen
(6)	Established	July 8, 1927	September 18, 1933
(7)	Total number of shares issued	93,700,000 shares (Common stock)	37,000,000 shares (Common stock) 15,000,000 shares (Class 1 Preferred share)
(8)	Fiscal year end	March 31	March 31
(9)	Employees	259 (consolidated)	60 (non-consolidated)

(10)	Major customers	SBI Securities Co., Ltd. IwaiCosmo Securities Co., Ltd. GMO CLICK Securities, Inc. others		SBI Securities Co., Ltd. Mita Securities Co., Ltd. IwaiCosmo Securities Co., Ltd. others
(11)	Major counterparty banks	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.		Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Resona Bank, Ltd. Sumitomo Mitsui Banking Corporation
(12)	Major shareholders and ownership ratios	Japan Trustee Services Bank, Ltd.	16.41%	Daiko Clearing Service Corporation	11.62%
		Northern Trust Global Services Ltd Re Norwegian Clients Account(Standing proxy: HSBC Tokyo Branch)	5.96%	Japan Trustee Services Bank, Ltd.(Trust account)	9.35%
		Mizuho Corporate Bank, Ltd.	4.66%	Nomura Holdings, Inc.	5.41%
		Shihon-Shijo Shinko Foundation	4. 56%	Mizuho Corporate Bank, Ltd. (Standing proxy: Trust & Custody Services Bank, Ltd.)	4.51%
		The Master Trust Bank of Japan, Ltd.	4.21%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4.50%
		BBH For Sei Inst Investments Trust World Equity Ex-US Fund/Jo Hambro (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	2.12%	Resona Bank, Ltd.	4.50%
		Trust & Custody Services Bank, Ltd.	2. 05%	Sumitomo Mitsui Banking Corporation	4.50%
		State Street Bank And Trust Company 505104(Standing proxy: Mizuho Corporate Bank, Ltd.)	1.66%	Shinsei Bank, Limited.	2.97%
		Mizuho Bank, Ltd.	1.59%	Trust & Custody Services Bank, Ltd. (Securities investment trust account)	2.31%
		Japan Securities Agents, Ltd.	1.55%	Shihon-Shijo Shinko Foundation	2.28%
(13)	Relationship between JSF and OSF
	Capital relationship	Not applicable
	Personnel relationship	Not applicable
	Business relationship	Not applicable
	Applicability to related parties	Not applicable

(14)	Operating results and financial status for the most recent 3 years
Fiscal year	JSF (Consolidated)			OSF (Non-consolidated)
	Fiscal 2009	Fiscal 2010	Fiscal 2011	Fiscal 2009	Fiscal 2010	Fiscal 2011
Net assets	112,656	114,927	115,546	15,382	17,751	18,020
Total assets	5,479,610	7,078,138	4,931,285	293,666	236,116	238,431
Net assets per share (JPY)	1,217.12	1,241.67	1,245.83	332.94	397.76	405.10
Operating revenues	27,868	22,848	20,229	5,127	3,435	3,464
Operating income	5,898	3,655	3,039	376	- 1,012	24
Recurring income	5,182	3,345	2,387	606	- 795	263
Net income	3,572	3,492	779	564	3,265	309
Net income per share (JPY)	38.59	37.73	8.41	9.71	83.58	2.73
Dividend per share, common stock (JPY)	14.00	14.00	14.00	3.00	3.00	3.00

Note: OSF’s “Major shareholders and ownership ratios” in (12) above, contains the ownership ratios of common stock in relation to the total number of shares of common stock issued and outstanding.

5.	Status after merger

Surviving company
(1)	Name	Japan Securities Finance Co., Ltd.
(2)	Location of head office	2-10, 1-Chome, Nihonbashi-Kayabacho, Chuo-ku, Tokyo, Japan
(3)	Title and name of representative	Chairperson: Minoru Masubuchi Vice Chairperson: Takao Hotta President: Eizo Kobayashi
(4)	Description of business	Securities Finance Business
(5)	Paid-in capital	10,000 million yen
(6)	Fiscal year end	March 31
(7)	Net assets	133,163 million yen (Totals of JSF’s consolidated figures and OSF’s non-consolidated figures as of September 30, 2012)
(8)	Total assets	4,508,580 million yen (Totals of JSF’s consolidated figures and OSF’s non-consolidated figures as of September 30, 2012)

6.	Outline of accounting treatment

The merger constitutes an acquisition under the Accounting Standards for Business Combinations, and the purchase method is expected to be applied. The value of goodwill (or negative goodwill) generated as a result of the merger has yet to be determined.

7.	Forecast

Post-merger operating result forecasts and other information will be published at a later date.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that reflect JSF and OSF’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause JSF and OSF’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.